Exhibit 99(a)(3)

CSK Auto Corporation

645 East Missouri Avenue

Phoenix, AZ 85012

June 11, 2008

Dear Stockholders:

We are pleased to inform you that, on April 1, 2008, CSK Auto Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with O’Reilly Automotive, Inc. (“O’Reilly”) and OC Acquisition Company (the “Purchaser”), an indirect and wholly-owned subsidiary of O’Reilly.

Pursuant to the Merger Agreement, O’Reilly, through the Purchaser, commenced an offer (the “Offer”) to acquire each issued and outstanding share of common stock, $0.01 par value, of the Company (the “Shares”) in exchange for (a) a number of shares of O’Reilly common stock, par value $0.01 per share, equal to the Exchange Ratio (as defined below) plus $1.00 in cash (subject to reduction under certain circumstances). The Exchange Ratio will equal $11.00 divided by the average of the reported closing sale prices of O’Reilly’s common stock during the five consecutive trading days ending on and including the second trading day prior to the consummation of the Offer (such five-day average, the “O’Reilly Trading Price”); provided, that if the O’Reilly Trading Price is greater than $29.95 per share, then the Exchange Ratio will equal 0.3673, and if the O’Reilly Trading Price is less than $25.67 per share, then the Exchange Ratio will equal 0.4285. The $1.00 cash component may be reduced in certain circumstances described in the attached Schedule 14D-9 under “Item 2. Identity and Background of Filing Person.” The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer at least a majority of the Shares then outstanding on a fully diluted basis.

The Board of Directors of the Company (the “Company Board”), by unanimous vote, determined that the Merger Agreement, the Offer, and the proposed merger are advisable, fair to, and in the best interests of the Company and our stockholders; has approved the Merger Agreement, the Offer, and the proposed merger; and recommends that our stockholders accept the Offer and tender their Shares in the Offer. The Company Board approved the Merger Agreement and recommends that our stockholders accept the Offer and tender their Shares in the Offer for a number of reasons, which are discussed in the attached Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger.”

Also enclosed are O’Reilly’s Prospectus, dated June 11, 2008, which relates to the shares of common stock of O’Reilly to be issued in the Offer and the proposed merger, and the related Letter of Transmittal, pursuant to which our stockholders can tender their Shares in the Offer. These documents set forth the terms and conditions of the Offer. The attached Schedule 14D-9 describes in more detail the reasons for the Company Board’s conclusions and recommendation, and contains other information relating to the Offer. We urge you to consider this information carefully.

Sincerely,

Lawrence N. Mondry

President and Chief Executive Officer